Exhibit 99.1

NICE Named as a Top Provider by Constellation ShortListTM for Contact Center as
a Service 2023

NICE’s robust CCaaS portfolio yields a high value for its ability to deliver seamless customer experiences

Hoboken, N.J., August 2, 2023 – NICE (Nasdaq: NICE) announced that NICE has been recognized by Constellation Research in its latest Constellation ShortListTM for Contact Center as a Service for 2023. The Constellation ShortListTM for Contact Center as a Service names top vendors determined by client inquiries, partner conversations, customer references, vendor selection projects, market share, and internal research.

NICE’s portfolio of Contact Center as a Service (CCaaS) solutions was acknowledged for its flexible delivery models for private, public, and multi-cloud environments; global infrastructure and network footprint for global reach and coverage; ability to integrate and connect to business tools such as CRM, customer data platforms (CDPs), and core customer service operations and help desk solutions; and cross-channel workflow and architected journeys to deliver a comprehensive service that includes always-on self-service content, chatbots, and interactive voice response (IVR) experiences.

NICE’s CCaaS solutions encompass workflow management for process and engagement orchestration, including analytics and reporting on agent and platform performance; a vast library of resource and agent engagement and support tools to boost performance; advanced AI application for voice and sentiment scanning via natural-language processing; and an application of AI and ML models for data analytics, smart routing, next-best agent action, virtual agents (text and voice), and chatbot engagement. NICE enables organizations to continue to meet their customers wherever their journeys begin, from search to omnichannel engagement including voice, messaging, social, SMS, and more.

“As the new era of digital customer experiences takes hold, we enable enterprises worldwide to provide the new digital standard in customer experience,” said Barry Cooper, President, CX Division, NICE. “With the most comprehensive, cloud native suite designed for proactive, digitally fluent, AI-powered experiences, we are helping businesses shift to digital and create new opportunities for better relationships with customers. We are thrilled to be short-listed by Constellation Research for CCaaS.”

Constellation Research evaluated 21 solutions in the Contact Center as a Service market and presents vendors in different categories of the market relevant to early adopters. In addition, products included in this document meet the threshold criteria for this category as determined by Constellation Research. This Constellation ShortListTM of vendors for a market category is compiled through conversations with early adopter clients, independent analysis, and briefings with vendors and partners. Core considerations to be shortlisted for Contact Center as a Service involved AI-powered tools, including smart routing, intelligent workforce planning, agent assist, sentiment analysis, chatbots, Interactive Virtual Agents, data management, and process automation.

About Constellation Research
As an award-winning Silicon Valley-based strategic advisory and futurist analyst firm, Constellation Research serves leaders and organizations navigating the challenges of digital strategy, business-model disruption, and digital transformation. Constellation works closely with solution providers, partners, C-suite executives, board of directors, and its Constellation Executive Network of buy-side leaders to lead the way in research coverage and advise clients on how to achieve valuable business results. Each Constellation ShortListTM is updated at least once per year. Updates may occur after six months if deemed necessary. Constellation clients can work with the analyst and the research team to conduct a more thorough discussion of this ShortListTM. Constellation can also provide guidance in vendor selection and contract negotiation.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.